UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MARTEN TRANSPORT, LTD.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

573075 10 8

(CUSIP Number)

Christine K. Marten

129 Marten Street

Mondovi, Wisconsin  54755

Tel:  (715) 926-4216

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Thomas A. Letscher Esq.

Oppenheimer, Wolff & Donnelly LLP

Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, Minnesota 55402-1609

Tel.: (612) 607-7000

September 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573075 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine K. Marten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 988,108 (see Items 4 and 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 988,108 (see Items 4 and 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,108 (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9% (see Items 4 and 5)

14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2(a), this Schedule 13D Amendment No. 1 amends Ms. Marten’s Schedule 13D dated August 14, 2003.

Item 1.	Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Marten Transport, Ltd., a Delaware corporation.  The address of the principal executive offices of Marten Transport is 129 Marten Street, Mondovi, Wisconsin 54755.   On December 5, 2003, Marten Transport effected a  three-for-two stock split in the form of a 50% stock dividend.  All share and per share amounts have been adjusted to reflect this split.

Item 2.	Identity and Background
(a) This statement is filed by and on behalf of Christine K. Marten.
(b) Ms. Marten’s principal business address is 129 Marten Street, Mondovi, Wisconsin 54755.

(c)                                  Ms. Marten is a Director of Marten Transport.  Marten Transport’s business address is 129 Marten Street, Mondovi, Wisconsin 54755.  Marten Transport is engaged in the business of transporting food and other consumer packaged goods that require a temperature-sensitive or insulated environment.

(d) Ms. Marten has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Ms. Marten has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Marten is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

The purpose of this Amendment No. 1 to Schedule 13D is to report Ms. Marten’s change in beneficial ownership due to (1) the sale of 100,000 shares of Marten Transport common stock on September 11, 2003 by Ms. Marten as a selling stockholder in connection with Marten Transport’s Registration Statement on Form S-2 which was declared effective by the Securities and Exchange Commission on August 14, 2003 and (2) a three-for-two stock split in the form of a 50% stock dividend effected by Marten Transport on December 5, 2003.  All share and per share amounts have been adjusted to reflect this split.

Except as otherwise provided in this Item 4 and other than as to matters that Ms. Marten as a director of Marten Transport may consider and discuss with other Marten Transport officers and board members from time to time,  Ms. Marten is not aware of any other present plans or proposals, which relate to or would result in:

• the acquisition by any person of additional securities of Marten Transport or the disposition of securities of Marten Transport;
• an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Marten Transport;
• a sale or transfer of a material amount of assets of Marten Transport;

•                                          any change in the present board of directors or management of Marten Transport, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

• any material changes in the present capitalization or dividend policy of Marten Transport;
• any other material changes in Marten Transport’s business or corporate structure;

•                                          changes in Marten Transport’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of Marten Transport by any person;

•                                          causing a class of securities of Marten Transport to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

• a class of equity securities of Marten Transport becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
• any action similar to any of those listed above.
Item 5.	Interest in Securities of the Issuer

(a)                                  1.                                       Amount beneficially owned:  Ms. Marten’s beneficial ownership consists of:  (1) 912,168 shares of Marten Transport common stock; and (2) an aggregate of 75,940 shares of Marten Transport common stock that Ms. Marten has the right to acquire pursuant to stock options within 60 days.

2.                                       Percent of class:  6.9%  The foregoing percentage is calculated based on the 14,280,514 shares of common stock reported to be outstanding by Marten Transport on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2004.

(b) Number of shares as to which Ms. Marten has:
(i) Sole power to vote or to direct the vote	988,108

(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	988,108
(iv) Shared power to dispose or to direct the disposition of	0
(c) Ms. Marten has not effected any transactions in Marten Transport common stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Ms. Marten holds stock options to purchase an aggregate of 75,490 shares of Marten Transport common stock, at exercise prices ranging between $5.77 and $8.68 per share.
Except as described herein, there are no other contracts, arrangements, understandings or relationships between Ms. Marten and any other person with respect to any securities of Marten Transport.
Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Form of Non-Statutory Stock Option Agreement For Automatic Grant to Non-Employee Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
Date
/s/ Christine K. Marten
Signature
Christine K. Marten
Name/Title

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1	Form of Non-Statutory Stock Option Agreement For Automatic Grant to Non-Employee Director	Incorporated by reference to Exhibit 1 contained in Ms. Marten’s Schedule 13D (File No. 005-38210)